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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                             RESOURCE AMERICA, INC.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   761195205
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                                 (CUSIP Number)

                               December 31, 2004
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)




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CUSIP NO. 761195205                    13G
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        James C. Eigel
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        U.S.A.
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     Number of             5.      Sole Voting Power

      Shares                       100,000
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     100,000
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   0
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        100,000
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 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        Not Applicable
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 11.    Percent of Class Represented by Amount in Row (9)

        0.57%
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 12.    Type of Reporting Person (See Instructions)

        IN
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ITEM 1 (a)        NAME OF ISSUER:

                  Resource America, Inc.

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1521 Locust Street, 4th Floor
                  Philadelphia, Pennsylvania 19102

 ITEM 2 (a) - (c):         NAMES, ADDRESSES & CITIZENSHIP OF PERSONS FILING

                  Name and Address                            Citizenship
                  ----------------                            -----------

                  James C. Eigel                              U.S.A.
                  2727 South Ocean Blvd.
                  Highland Beach, Florida  33487

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2 (e)        CUSIP NUMBER:

                  761195205

ITEM 3 If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

                  (a) [ ] Broker or dealer registered under section 15 of the Act.

                  (b) [ ]  Bank as defined in section 3 (a) (6) of the Act.

                  (c) [ ] Insurance company as defined in section 3 (a) (19) of the Act.

                  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

                  (e) [ ]  An investment adviser in accordance withss.240.13d-1
                           (b)(1)(ii)(E).

                  (f) [ ] An employee benefit plan or endowment fund in accordance withss.240.13d-1 (b) (1) (ii) (F).

                  (g) [ ] A parent holding company or control person in accordance withss.240.13d-1 (b) (ii) (G).

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.



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                  (i) [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

                  (j) [ ]  Group, in accordance withss.240.13d-1 (b) (1) (ii)
                           (J).

ITEM 4            OWNERSHIP:

(a)               Amount beneficially owned:   100,000


(b)               Percentage of class:   0.57%


(c)               Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote    100,000

                  (ii)     Shared power to vote or to direct the vote        0

                  (iii)    Sole power to dispose or to direct the
                           disposition of                              100,000

                  (iv)     Shared power to dispose or to direct
                           the disposition of                                0

ITEM 5            OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the securities, check the following [X].

ITEM 6            OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  All 100,000 shares are titled in the name of Viking Investors Limited Partnership, an Ohio limited partnership. The general partners are Mr. Eigel and his wife, Delrose M. Eigel.

                  Pursuant to the partnership agreement for the above-referenced partnership, Mr. and Mrs. Eigel share dispositive power over all 100,000 shares held by the partnership. Further, pursuant to the respective partnership agreement, Delrose Eigel has sole voting power over all 100,000 shares held directly by the partnership.



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ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  See response to Item 7

ITEM 9            NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable

ITEM 10           CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 9, 2005

                                        JAMES C. EIGEL



                                        /s/ JAMES C. EIGEL
                                        --------------------------------







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